UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (AMENDMENT No. 6)

MULTICELL TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

302240403
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 302240403

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

5. 6. 7. 8.	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP NO. 302240403

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

5. 6. 7. 8.	SOLE VOTING POWER 0 SHARED VOTING POWER 2,962,910 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 2,962,910

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,962,910
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 302240403

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.A.G. Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
5. 6. 7. 8.	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON IA

CUSIP NO. 302240403

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
5. 6. 7. 8.	SOLE VOTING POWER 0 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON IN

This statement is hereby amended and restated in its entirety as follows:

Item 1(a).  Name of Issuer.

The name of the issuer is Multicell Technologies, Inc. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 60 Cumberland Street, Suite 301, Woonsocket, Rhode Island 02895.

Item 2(a).  Name of Person Filing.

This statement is filed by Mercator Momentum Fund III, L.P.,  (“Momentum Fund III”), Monarch Pointe Fund, Ltd.  (“MPF”), M.A.G. Capital, LLC (“MAG”), and David F. Firestone (“Mr. Firestone”).

This statement relates to the securities directly owned by Momentum Fund III and MPF.

MAG previously was the general partner of Momentum Fund III and previously controlled the investments of MPF.  Mr. Firestone is the Managing Member of MAG.  As a result of their prior control over Momentum Fund III and MPF, Mr. Firestone and MAG were previously deemed to beneficially own the securities previously owned by MPF.

Momentum Fund III, MPF, MAG and David F. Firestone are referred to herein as the “Reporting Persons.”

Item 2(b).  Address of Principal Business Office, or, if None, Residence.

The business address of each of MAG and Mr. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071.

As Momentum Fund III was dissolved and terminated effective December 12, 2008, there is no business address.

MPF currently is in liquidation.   Pursuant to an order issued by the Eastern Caribbean Supreme Court, in the High Court of Justice, British Virgin Islands, William Tacon serves as the liquidator of MPF and, as such, now has control over the securities owned by MPF.  Mr. Tacon is a British citizen.  Mr. Tacon is a partner of Kroll (BVI) Limited, and his business address is c/o Kroll (BVI) Limited, PO Box 4571, Palm Grove House, 2nd Floor Wickhams Cay, Road Town Tortola, British Virgin Islands VG1110.

Item 2(c).  Citizenship.

Momentum Fund III  was a California limited partnership. MAG is a California limited liability company. Mr. Firestone is a U.S. Citizen.  MPF is a corporation organized under the laws of the British Virgin Islands.

Item 2(d).  Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the “Common Stock”).

Item 2(e).  CUSIP No.

The CUSIP number is 302240403.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.

Items 5-11 of each Reporting Person’s respective cover page is incorporated herein by this reference. The percentage of class of securities in row 11 of the cover page is based on the assumption that the Issuer had 76,214,626 shares of Common Stock outstanding, which is the number of shares reported to be outstanding on the Issuer’s Form 10-QSB for the quarterly period ended September 30, 2008.

MAG previously was the general partner of Momentum Fund III and previously controlled the investments of MPF.  Mr. Firestone is the Managing Member of MAG.  As a result of their prior control over Momentum Fund III and MPF, Mr. Firestone and MAG previously were deemed to beneficially own the securities of Momentum Fund III and MPF. Neither MAG nor Mr. Firestone directly or indirectly owns any securities of Issuer.

MPF is currently in liquidation.  Pursuant to an order issued by the Eastern Caribbean Supreme Court, in the High Court of Justice, British Virgin Islands, Mr. Tacon now serves as the liquidator of MPF and, thereby, has replaced MAG (and Mr. Firestone) as the entity having control over the investments of MPF.  As the liquidator, Mr. Tacon currently has the sole right to control acquisition, disposition and voting of the Issuer’s securities that are owned by MPF.  Mr. Tacon does not directly own any of the Issuer’s securities.

Momentum Fund III was dissolved and terminated effective as of December 12, 2008. In connection with the dissolution of Momentum Fund III, that fund distributed to its 30 partners all Issuer’s securities that it owned. Accordingly, Momentum Fund III no longer owns any of the Issuer’s securities. Upon the termination of Momentum Fund III, MAG ceased being the general partner of that entity and, accordingly, also ceased beneficially owning the Issuer’s securities that were previously owned by Momentum Fund III.

As of the date of this filing, MPF owned 496,972 shares of Common Stock and 7,891 shares of Series B Preferred Stock (“Series B Shares”).  Each Series B Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the conversion price, which is fixed at $0.32, or 2,465,938 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Neither Momentum Fund III, MPF, MAG nor Mr. Firestone beneficially own more than five percent of any class of the Issuer’s securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

The Reporting Persons do not constitute a group. The Reporting Persons previously filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.  As a result of the appointment of Mr. Tacon as the liquidator of MPF and as the replacement of MAG, all further filings with respect to the Issuer’s securities by MPF will be filed, if required, by MPF and Mr. Tacon in their individual capacities.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009	MONARCH POINTE FUND, LTD.

	By:		/s/ William Tacon
William Tacon, court appointed liquidator

Dated: January 6, 2009

/s/ William Tacon
William Tacon

Dated: January 6, 2009	M.A.G. CAPITAL, LLC

	By:		/s/ David Firestone
David Firestone, Managing Member

Dated: January 6, 2009
/s/ David F. Firestone
David F. Firestone

Dated: December 12, 2008	MERCATOR MOMENTUM FUND III, L.P.

	By:		M.A.G. Capital, LLC, its general partner
		By:	/s/ David Firestone
David Firestone, Managing Member

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: January 6, 2009	MONARCH POINTE FUND, LTD.

	By:		/s/ William Tacon
William Tacon, court appointed liquidator

Dated: January 6, 2009

/s/ William Tacon
William Tacon

Dated: January 6, 2009	M.A.G. CAPITAL, LLC

	By:		/s/ David Firestone
David Firestone, Managing Member

Dated: January 6, 2009
/s/ David F. Firestone
David F. Firestone

Dated: December 12, 2008	MERCATOR MOMENTUM FUND III, L.P.

	By:		M.A.G. Capital, LLC, its general partner
		By:	/s/ David Firestone
David Firestone, Managing Member